SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2013

Commission File Number: 0-16350

WPP PLC

(Translation of registrant’s name into English)

27 Farm Street, London W1J 5RJ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBITS 1, 2 AND 3 OF THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-183695) OF WPP PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. EXHIBIT 4 OF THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-159691) OF WPP PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. EXHIBIT 5 OF THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-119163) OF WPP PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit No.	Description

1	Second Supplemental Indenture among WPP Finance 2010, WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, Wilmington Trust, National Association, as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank, N.A., London Branch, as a Paying Agent, dated September 7, 2012.

2	Third Supplemental Indenture among WPP Finance 2010, WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, Wilmington Trust, National Association, as Trustee, Citibank, N.A., as Security Registrar and Principal Paying Agent and Citibank, N.A., London Branch, as a Paying Agent, dated September 7, 2012.

3	Fourth Supplemental Indenture among WPP Finance 2010, WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 plc, WPP Jubilee Limited and Wilmington Trust, National Association, as Trustee, dated December 14, 2012.

4	Second Supplemental Indenture among WPP Finance (UK), WPP plc, WPP Air 1 Limited, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 plc, WPP Jubilee Limited and Wilmington Trust Company, as Trustee, dated December 14, 2012.

5	Sixth Supplemental Indenture among WPP Finance (UK), WPP plc, WPP Air 1 Limited, WPP 2005 Limited, WPP 2008 Limited, Young & Rubicam Brands US Holdings, WPP 2012 plc, WPP Jubilee Limited and Wilmington Trust Company, as Trustee, dated December 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP PLC (Registrant)

Date: January 7, 2013	By:	/s/ Paul Delaney
Paul Delaney
Authorized Signatory for WPP plc

3